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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

RDO EQUIPMENT CO.
(Name of Subject Company)

RDO EQUIPMENT CO.
(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel: (701) 297-4288

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
 John H. Stout
David C. Grorud
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402-1425
Tel: (612) 492-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is RDO Equipment Co., a Delaware corporation ("RDOE"). RDOE's principal executive offices are located at 2829 University Drive South, Fargo, ND 58103 and its telephone number is (701) 297-4288. RDOE's website is www.rdoequipment.com. The information on RDOE's website does not constitute a part of this Statement.

        The title of the class of the equity securities to which this Schedule 14D-9 relates is the Class A common stock, par value $0.01 per share, of RDOE (the "Class A shares"). As of March 31, 2003, there were 5,179,808 Class A shares outstanding and 7,450,492 shares of Class B common stock, par value $0.01 per share, of RDOE (the "Class B shares") outstanding, which are convertible into Class A shares on a one-for-one basis. All of the Class B shares are beneficially owned by Ronald D. Offutt.

ITEM 2. Identity and Background of Filing Person.

        RDOE is the person filing this Statement and is the subject company. RDOE's business address, telephone number and website are as set forth in "Item 1. Subject Company Information."

        This Statement relates to the tender offer by RDO Tender Co., a Delaware corporation ("RDO Tender") and a wholly owned subsidiary of RDO Holdings Co., a North Dakota corporation ("RDO Holdings"). RDO Tender is offering to purchase at a purchase price of $6.01 per share, net to seller in cash, less any withholding taxes and without payment of interest (the "Offer Price"), all outstanding Class A shares that are not owned by RDO Tender, RDO Holdings or their affiliates, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits 99.(a)(i) and 99.(a)(ii), respectively, and are incorporated herein by reference (which, as may be amended or supplemented from time to time, together constitute the "Offer").

        The Offer is disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by RDO Tender, RDO Holdings, Ronald D. Offutt and Betty Lou and Larry Scott with the Securities and Exchange Commission (the "SEC") on April 28, 2003. RDO Holdings is owned by Mr. Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of RDOE, and Mr. and Mrs. Scott. Mr. Offutt and Mr. and Mrs. Scott currently beneficially own 8,439,445 Class A shares (including Class A shares issuable upon exercise of vested options and issuable upon conversion of the Class B shares) representing approximately 65.9% of the outstanding Class A shares as of March 31, 2003 (assuming conversion of the Class B shares). If all conditions to the Offer are met or waived, immediately prior to the closing of the Offer, Mr. Offutt and Mr. and Mrs. Scott will transfer all of their outstanding Class A shares to RDO Holdings and Mr. Offutt will transfer all of his Class B shares to RDO Holdings. RDO Holdings will then transfer such shares to RDO Tender. Upon Mr. Offutt's transfer of his Class B shares to RDO Holdings, these shares will automatically convert into Class A shares.

        If, after the completion of the Offer, RDO Tender owns at least 90% of the outstanding Class A shares, RDO Tender will then be permitted under Delaware law to effect a "short-form" merger with RDOE without the approval of RDOE's board of directors or the remaining holders of RDOE's Class A shares (the "Merger"). RDO Tender has stated that it will effect the Merger as soon as possible after it completes the Offer, unless a court prevents it from doing so. Each Class A share that RDO Tender does not acquire in the Offer will be converted in the Merger into the right to receive $6.01 in cash, unless the holder of the share properly perfects appraisal rights under Delaware law. After completion of the Merger, RDOE will be a wholly owned subsidiary of RDO Holdings.

        The Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of Class A shares (1) that would, when aggregated with the Class A shares owned directly or indirectly by RDO Holdings, represent at least 90% of all Class A shares then outstanding (the "90% Condition") and (2) that represent at least a majority of the total number of Class A shares outstanding on the date shares are accepted for payment that are not owned by RDO Tender, RDO Holdings or their affiliates, the directors of RDOE who are not on the special committee formed to consider the Offer and who probably would not be deemed independent of Mr. Offutt, or the executive officers of RDOE (the "Majority of the Minority Condition"). Although the 90% Condition may be waived by RDO Tender, the Majority of the Minority Condition may not. The Offer is not conditioned upon the availability of financing. However, in addition to the 90% Condition and the Majority of the Minority Condition, RDO Tender will not be required to accept for payment or pay for any shares, may postpone the acceptance for payment of or payment for tendered shares, and may, in its sole discretion, terminate or amend the Offer as to any shares not then paid for, if at or prior to the time of the expiration of the Offer:

  (1)
  any necessary approval, permit, authorization or consent of any Governmental Authority (as defined in the Offer to Purchase) shall not have been obtained (although RDO Tender has stated that it is unaware of any such approval, permit, authorization or consent that needs to be obtained in connection with the Offer); or

  (2)
  any consent from a third party shall not have been obtained, if the failure to obtain that consent would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects (a "Material Adverse Effect") of RDOE (although RDO Tender has stated that it is unaware of any such consent that needs to be obtained in connection with the Offer that has not already been obtained by RDO Tender); or

  (3)
  there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any governmental authority, that would reasonably be expected to, directly or indirectly:

    (a)
    make illegal or otherwise prohibit consummation of the Offer;

    (b)
    prohibit or materially limit the ownership or operation by RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott of all or any material portion of the business or assets of RDOE or compel RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott to dispose of or hold separately all or any material portion of the business or assets of either RDO Holdings or RDO Tender or of RDOE, or seek to impose any material limitation on the ability of RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott to conduct its business or own such assets, in any such case which would reasonably be expected to have a Material Adverse Effect on RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott or RDOE, as the case may be;

    (c)
    impose material limitations on the ability of RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott to effectively acquire, hold or exercise full rights of ownership of the Class A shares, including the right to vote any Class A shares acquired by RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott pursuant to the Offer on all matters properly presented to RDOE's stockholders;

    (d)
    require divestiture by RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott of any Class A shares; or

    (e)
    result in a Material Adverse Effect on RDOE.

  (4)
  there shall be instituted or pending any action or proceeding by any Governmental Authority that would reasonably be expected to result in, any of the consequences referred to in paragraph (3) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in paragraph (3) above;

  (5)
  there shall have occurred after the date of the Offer to Purchase an event, change, occurrence or development of a state of facts or circumstances not caused or within the control of, or prior to the date of the Offer to Purchase known by, RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott, or any of their affiliates, having, or which would reasonably be expected to have, a Material Adverse Effect on RDOE;

  (6)
  it shall have been publicly disclosed or RDO Tender shall have otherwise learned that a tender or exchange offer for 10% or more of the outstanding Class A shares shall have been commenced or publicly proposed to be made by another person, including RDOE or its affiliates;

  (7)
  (a) the RDOE Board or any committee thereof shall have disapproved or recommended against the offer or approved or recommended any acquisition or proposal for the acquisition of RDOE Shares other than the Offer; (b) any person or group shall have entered into a definitive agreement or an agreement in principle with RDOE with respect to a proposal for the acquisition of the Class A shares other than the Offer, or (c) the RDOE Board or any committee thereof shall have resolved to do any of the foregoing; or

  (8)
  there shall have occurred and continues to exist as of the expiration or proposed termination of the Offer: (a) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or The Nasdaq National Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (b) the declaration of a banking moratorium or any suspension of payments, whether or not mandatory, in respect of banks in the United States, (c) the commencement of a war, declared or undeclared, or other international or national calamity directly or indirectly involving the United States, (d) any limitation, whether or not mandatory, by any Governmental Authority that would reasonably be expected to have a Material Adverse Effect on either RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott and on the extension of credit by banks or other financial institutions, (e) from the date the offer is initiated through the expiration date of the Offer, a decline of at least 25% in the Dow Jones Industrial Average or the Standard & Poor's 500 Index for any one week period, or (f) in the case of any of the foregoing, existing at the date the Offer is initiated, a material acceleration or worsening thereof not reasonably anticipated as of the date of the Offer to Purchase.

        According to the Offer to Purchase, the principal business address of each of RDO Tender, RDO Holdings, Mr. Offutt and Mr. Scott is 2829 South University Drive, Fargo, North Dakota 58103, and Mrs. Scott is not employed outside of the home.

        On December 18, 2002, the Board of Directors of RDOE (the "RDOE Board") met and formed a special committee composed of all the non-management directors of the RDOE Board: Norman Jones, Bradford M. Freeman, Professor Ray Goldberg, Edward T. Schafer, and James D. Watkins (the "Special Committee"). The RDOE Board authorized the Special Committee to exercise all of the powers and authority of the RDOE Board to respond to and take action in connection with the proposal by Mr. Offutt to purchase the Class A shares that ultimately resulted in the Offer. See "Background of Offer" in "Item 4. The Solicitation or Recommendation."

        With respect to all information described herein as contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal and all information regarding RDO Tender, RDO Holdings, Mr. and Mrs. Scott, Mr. Offutt or his affiliates and their officers or directors or actions or events with respect to any of them, RDOE takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

        The information contained in "Special Factors—Background of the Offer," "Special Factors—Mr. Offutt's Relationships with RDOE," "Special Factors—Interests of Certain Persons in the Offer and the Merger," "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

        RDOE has entered into indemnification agreements with each of its executive officers and directors (including directors serving on the Special Committee) pursuant to which RDOE has agreed to indemnify and advance expenses to those individuals to the full extent provided by applicable law and RDOE's certificate of incorporation in connection with any threatened, pending or completed proceeding, including a proceeding by or in the right of RDOE. In April 2003, these indemnification agreements were updated and Mr. Offutt agreed to personally guaranty RDOE's payment obligations under the agreements.

        As Chairman of the Special Committee, Norman Jones receives compensation of $2,000 per meeting. All other members of the Special Committee receive $1,000 per meeting. In addition, RDOE has agreed to reimburse each member of the Special Committee for all out-of-pocket expenses incurred in connection with his service on the Special Committee.

        Companies affiliated with James D. Watkins, a member of the RDOE Board and the Special Committee, have purchased approximately $225,000 in equipment from RDOE over the last six years pursuant to arms-length transactions (including a recent $40,000 purchase from RDOE in fiscal year 2003). The purchases account for less than .05% of RDOE's revenues and less than 1% of expenditures of affiliates of Mr. Watkins over the six year period. RDOE and Mr. Offutt have provided Mr. Watkins assistance with certain of Mr. Watkins' projects including having personnel travel to business sites of affiliates of Mr. Watkins to assess machinery condition, develop repair and maintenance recommendations, order parts or work on the equipment. Mr. Watkins reimbursed RDOE's cost for parts, service and travel associated with such assistance. Mr. Watkins does not believe these business dealings with RDOE and Mr. Offutt compromise the discharge of his duties as a member of the Special Committee.

        Members of the RDOE Board (including directors serving on the Special Committee), and certain RDOE officers hold options to purchase Class A shares. The following chart provides the consideration these directors and officers would receive pursuant to the Offer if such directors and officers exercise options that they have with an exercise price lower than the $6.01 Offer Price and tender the vested underlying Class A shares pursuant to the Offer:

Director/Officer	Exercise Price	Number of Class A shares Issuable Upon Exercise of Options	Total Consideration from Offer above Exercise Price
Steven Dewald	3.30	10,000	$27,100
Steven Dewald	3.05	5,000	14,800
Steven Dewald	3.00	10,000	30,100
Steven Dewald	5.35	25,000	16,500
Steven Dewald	5.35	5,000	3,300

Total			$91,800

Thomas K. Espel	3.30	33,333	$90,332.43

Total			$90,332.43

Bradford Freeman	3.00	5,000	$15,050
Bradford Freeman	5.35	2,000	1,320
Bradford Freeman	5.625	10,000	3,850

Total			$20,220

Ray Goldberg	5.625	10,000	$3,850
Ray Goldberg	3.00	5,000	15,050
Ray Goldberg	5.35	2,000	1,320

Total			$20,220

David M. Horner	3.30	1,900	$5,149
David M. Horner	5.35	3,000	1,980

Total			$7,129

Norman Jones	5.625	10,000	$3,850
Norman Jones	3.00	5,000	15,050
Norman Jones	5.35	2,000	1,320

Total			$20,220

Christi J. Offutt	6.00	4,200	$42.00
Christi J. Offutt	3.30	33,333	90,332.43
Christi J. Offutt	5.35	30,000	19,800.00
Christi J. Offutt	5.35	5,000	3,300.00

Total			$113,474.43

Ronald Offutt	5.35	30,000	$19,800

Total			$19,800

Ed Schafer	3.00	10,000	$30,100
Ed Schafer	5.35	2,000	1,320

Total			$31,420

James D. Watkins	5.625	10,000	$3,850
James D. Watkins	3.00	5,000	15,050
James D. Watkins	5.35	2,000	1,320

Total			$20,220

        Except as described in this Statement (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of RDOE, as of the date hereof there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between RDOE or its affiliates and (1) RDOE or its executive officers, directors or affiliates or (2) RDO Tender or its executive officers, directors or affiliates.

ITEM 4. The Solicitation or Recommendation.

  Recommendation

        At a meeting held on April 22, 2003, the Special Committee unanimously determined that the Offer is fair to the RDOE stockholders being asked to tender their Class A shares. The Special Committee recommends that stockholders accept the Offer and tender their shares pursuant to the Offer.

  Background of Offer

        The RDOE Board had at times prior to June 2001 discussed the fact that RDOE suffered significant limitations as a public company, including limited trading volume and public float of the Class A shares, substantial insider holdings, small market capitalization and diminishing research attention from market analysts. The RDOE Board, however, did not at any time prior to June 2001 actively seek out strategic alternatives to RDOE remaining an independent public company and, prior to June 2001, RDOE had no plans or proposals relating to an extraordinary transaction.

        Starting in June 2001, the RDOE Board began to examine strategic alternatives for RDOE, such as a business acquisition or combination involving RDOE and various other equipment businesses, a strategic partnering arrangement or joint venture involving RDOE, Mr. Offutt taking RDOE private or the continuation of Mr. Offutt's ownership interest in RDOE at current levels. Such topics were periodically revisited at RDOE Board meetings until November 2002. Each time such discussions arose RDOE management decided to continue with RDOE's current business plan.

        On September 16, 2002, Freeman Spogli & Co., a private equity investment firm ("Freeman Spogli"), sent a written overview to RDOE's management regarding the hypothetical economics of a potential management led buyout of RDOE. Bradford M. Freeman, a director of RDOE and a member of the Special Committee, is a founding partner of Freeman Spogli. Freeman Spogli was not paid to prepare or present the overview. The materials included a review of historical trading data for RDOE's Class A shares and compared similar data of stocks of other companies in RDOE's industry group and major stock indices. The materials did not purport to estimate a value for RDOE shares or RDOE as a company. The Freeman Spogli materials described general hypothetical benefits of undertaking a management buyout, including: (1) the fact that the public markets undervalue RDOE's business making the potential purchase price for a buyout attractive; (2) RDOE's management could focus on returning the business to historical profitability outside the public company context, which is expensive and places too much emphasis on short term quarterly results; (3) a management buyout could be completed with limited cash equity investment in light of the limited public float; and (4) RDOE could have the ability to re-access the public markets during more favorable industry and market conditions. The Freeman Spogli materials also described general hypothetical concerns and risks of a management buyout, including: (1) the fact that the current bank market is unfavorable, which limits the price the management group could pay to acquire RDOE; (2) increased leverage, which reduces the cushion RDOE has with respect to financial and operating under-performance; (3) a tender offer for the public float may not be successful and if it were, could result in stockholder challenges to the fairness of the tender; and (4) in the current bank market, a successful going private transaction would require all non-public equity interests to be converted into equity interests in the resulting private company. The materials described a potential management buyout assuming, among other things, a hypothetical purchase price of $6.60 per share, a hypothetical enterprise value of $92 million, the conversion of all management and other insider equity into equity of the acquiring entity and the incurrence of $36.5 million in senior debt to finance the transaction. The presentation concluded that: (1) RDOE was undervalued by the public markets; (2) a going private transaction could be an attractive alternative for management and insiders from an operating perspective; and (3) the rebound in RDOE's stock price during 2002, coupled with limited borrowing capacity, makes a going private transaction challenging from an execution standpoint. After this overview, RDOE management decided to continue with RDOE's current business plan.

        On November 25 and 26, 2002, the RDOE Board held a regularly scheduled meeting. Once again, the RDOE Board considered a number of strategic alternatives, including the possibility of Mr. Offutt taking RDOE private. At the close of this meeting, the RDOE Board decided to keep all strategic alternatives open.

        On December 16, 2002, the non-management directors of RDOE received a letter from Mr. Offutt expressing his interest in acquiring all of the Class A shares. The full text of the letter is set forth in the Offer to Purchase. In the letter, Mr. Offutt stated that if he decided to pursue the transaction, he would commence a tender offer directly to RDOE's stockholders and that he was considering a price per share in the range of $5.22 to $5.66 per Share. RDOE immediately issued a press release regarding the letter and filed the press release with the SEC on December 17, 2002.

        On December 18, 2002, the RDOE Board met and formed the Special Committee. The RDOE Board authorized the Special Committee to exercise all of the powers and authority of the RDOE Board to respond to and take action in connection with Mr. Offutt's proposal, including but not limited to the power and authority to:

  •
  review and evaluate Mr. Offutt's proposal,

  •
  negotiate with Mr. Offutt the terms of his proposal,

  •
  make a recommendation to the stockholders being asked to tender their Class A shares whether or not to accept any proposal made by Mr. Offutt,

  •
  contact other parties who may have information useful to the Special Committee's deliberations or who may be interested in submitting a competing offer,

  •
  hire its own legal counsel and financial advisor,

  •
  set its own reasonable compensation, and

  •
  authorize appropriate officers of RDOE to execute such documents as may be necessary or appropriate in connection with the foregoing,

in all cases independent of any review or control by the RDOE Board. Mr. Jones was elected Chairman of the Special Committee.

        After a number of interviews, the Special Committee hired Fredrikson & Byron, P.A. ("Fredrikson") of Minneapolis, Minnesota, to serve as the Special Committee's independent legal counsel and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to serve as financial advisor to the Special Committee. Neither Fredrikson nor Houlihan Lokey had any material prior relationship with RDOE, Mr. Offutt or any of his affiliated entities. On January 22, 2003, RDOE issued a press release and filed it with the SEC announcing the formation of the Special Committee, the Special Committee's retention of Houlihan Lokey and Fredrikson, and the Special Committee's plans to review and evaluate any offer made by Mr. Offutt.

        The Special Committee met in person and via teleconference numerous times with its legal and financial advisors in the period from late December 2002 through April 2003. Initially, in addition to the factors discussed below in the section entitled "Reasons for Recommendation," the Special Committee's discussions focused on the importance of the independence of the Special Committee, its duties under federal and state law and the timeline for receiving, evaluating and, if appropriate, completing a transaction proposed by Mr. Offutt or an alternative transaction.

        The Special Committee also discussed with Houlihan Lokey on a regular basis the process Houlihan Lokey followed in evaluating Mr. Offutt's proposal, including Houlihan Lokey's information gathering, discussions with Mr. Offutt and other RDOE personnel, continuing discussions with members of the Special Committee, analysis of price and assessment of logical possible purchasers in an alternative transaction.

        On February 5, 2003, Houlihan Lokey met with RDOE's entire management group, including Mr. Offutt, and discussed RDOE's history, business, operations, financial information, relationship with Deere & Company, financial forecasts and current outlook. At a meeting of the Special Committee on February 12, 2003, Houlihan Lokey informed the Special Committee that the February 5 interviews revealed current sales activity to be slower than initially anticipated and raised the question whether RDOE will meet its current fiscal year 2004 internal projections. The Special Committee discussed RDOE's projections, RDOE's historical difficulties in meeting forecasts in the past and various other factors discussed in detail below in the section entitled "Reasons for Determination of Fairness and Recommendation." Houlihan Lokey also informed the Special Committee that, on February 5, Mr. Offutt stated he was not interested in selling all or any portion of his ownership interest in RDOE to a third party or maintaining a controlling interest in RDOE with a new third party owning a minority interest.

        On February 21, 2003, Houlihan Lokey informed the Special Committee that Houlihan Lokey had made inquiries of Deere & Company and six other selected companies to ensure the companies were aware of Mr. Offutt's proposal and ascertain their interest in RDOE, or, more specifically, in acquiring the public stockholders' RDOE shares. Houlihan Lokey reported that it did not receive any expressions of interest from these or any other companies.

        After the Special Committee's formation and through February 25, 2003, Mr. Offutt and Mr. Jones, or other members of the Special Committee, from time to time had brief conversations in which Mr. Offutt inquired as to the likely timing of the Special Committee's activities in its evaluation of Mr. Offutt's proposed offer. No discussion of the price or other substantive terms of Mr. Offutt's proposed offer occurred during these brief conversations.

        On February 25, 2003, Houlihan Lokey made a presentation to the Special Committee which provided an overview of the Houlihan Lokey engagement and due diligence, a company and situation analysis respecting RDOE, the terms and rationale of the proposed offer from Mr. Offutt, a description of valuation methodologies, the results of applying the methodologies to derive per share price valuation regarding the Class A shares and a discussion of strategic alternatives. The procedures followed, findings and recommendations, and bases for and methods of arriving at the findings and recommendations made by Houlihan Lokey in this presentation were substantially the same as used by Houlihan Lokey in rendering its opinion dated March 7, 2003 (the "March 7 Fairness Opinion"), which are described under the heading "Opinions of Financial Advisor" below. After the discussion, the Special Committee unanimously agreed that effort should be made to increase the price in Mr. Offutt's proposal and that in order for the Special Committee to feel comfortable recommending that RDOE's stockholders consider Mr. Offutt's proposal, the proposed price should be measurably increased.

        Immediately after the February 25 meeting of the Special Committee, members of the Special Committee met with Mr. Offutt and Allan F. Knoll, RDOE's Secretary and also Treasurer of RDO Tender and RDO Holdings. At the meeting, Mr. Offutt stated his willingness to offer cash consideration in the range of $5.25 to $5.35 per share for the outstanding Class A shares. The Special Committee expressed concern regarding its ability to recommend that stockholders tender their shares pursuant to an offer in this range. After Mr. Offutt and Mr. Knoll left the meeting, the Special Committee authorized Mr. Jones to engage in further discussions with Mr. Offutt regarding the proposal. Later that day, Mr. Jones met personally with Mr. Offutt and Mr. Knoll. Mr. Jones reiterated to Mr. Offutt that an offer in the $5.25 to $5.35 per share range was too low for the Special Committee to recommend to the stockholders. Mr. Jones asked Mr. Offutt to reconsider his proposal.

        On February 28, 2003, Mr. Jones called Mr. Offutt to follow-up on their February 25 conversation. Mr. Offutt stated that, after consideration, he was willing to raise his proposal to $5.90 per share. Mr. Jones told Mr. Offutt that he did not believe the Special Committee would recommend such a proposal to the RDOE stockholders. Mr. Offutt stated that $6.01 per share was the highest Mr. Offutt would propose and asked whether the Special Committee would recommend such a proposal to the stockholders. Mr. Jones stated he would discuss Mr. Offutt's proposal of $6.01 with the Special Committee.

        On March 3, 2003, the Special Committee unanimously decided that the Special Committee would not take any action on Mr. Offutt's $6.01 per share proposal until the Special Committee received a formal proposal at that price from Mr. Offutt. Mr. Jones confirmed with Mr. Offutt that the $6.01 proposal was the most that Mr. Offutt would offer.

        On March 6, 2003, Mr. Offutt submitted a formal updated proposal to the Special Committee to reflect his intention to purchase the Class A shares at a price of $6.01 per share, which he stated to be his final offer. On March 7, 2003, Houlihan Lokey updated the presentation it gave the Special Committee on February 25, 2003, as applied to Mr. Offutt's increased proposal. Houlihan Lokey then provided to the Special Committee an oral opinion, which was subsequently confirmed by the delivery of a written opinion dated March 7, 2003, that, as of that date, and based on and subject to assumptions, limitations and qualifications set forth in such written opinion, the $6.01 price was fair, from a financial point of view, to the RDOE stockholders being asked to tender their shares. Based upon this opinion and the Special Committee's deliberations to date, the Special Committee determined that if Mr. Offutt formally commenced a tender offer as proposed, the Special Committee intended to recommend that the RDOE stockholders tender their shares, assuming no material changes have occurred prior to the formal commencement of Mr. Offutt's tender offer that would alter the views of the Special Committee or its financial advisor. RDOE promptly issued a press release and filed it with the SEC regarding Mr. Offutt's revised proposal and the Special Committee's response.

        On April 2, 2003, the RDOE Board held a meeting. No discussion of the price or other substantive terms of Mr. Offutt's proposal occurred during this meeting.

        After the Special Committee received from Mr. Offutt drafts of the Offer to Purchase and related materials proposed to be filed by him with the SEC, the Special Committee and its legal and financial advisors reviewed the same and met on April 22, 2003 to discuss the Offer. Houlihan Lokey updated the presentation it had given on March 7, 2003 and February 25, 2003, and it and the Special Committee's legal advisors reviewed with the Special Committee the terms and conditions of the Offer. Houlihan Lokey then provided an updated opinion, confirmed by a written opinion dated April 22, 2003 (the "April 22 Fairness Opinion" and, together with the March 7 Fairness Opinion, the "Fairness Opinions"), that, as of such date, and based on and subject to the assumptions, limitations and qualifications set forth in such April 22, 2003 updated opinion, the $6.01 price per share to be received in the Offer and the Merger was fair, from a financial point of view, to the RDOE stockholders being asked to tender their shares. Copies of the Fairness Opinions are attached as Annex A to this Schedule 14D-9 and a discussion of the analyses performed by Houlihan Lokey in arriving at its opinions is set forth below under "Opinions of Financial Advisor." Based upon Houlihan Lokey's opinion and other factors considered by the Special Committee, as highlighted below under "Reasons for Determination of Fairness and Recommendation," the Special Committee at this meeting unanimously determined that the Offer and the Merger were fair to the RDOE stockholders being asked to tender their Class A shares and recommends that the RDOE stockholders accept the Offer and tender their shares in the Offer.

        On April 28, 2003, RDO Tender commenced the Offer, and RDOE distributed this Schedule 14D-9.

  Reasons for Determination of Fairness and Recommendation

        In determining that the Offer is both substantively and procedurally fair to the RDOE stockholders being asked to tender their Class A shares and recommending that the stockholders tender their shares pursuant to the Offer, the Special Committee considered a number of factors, including:

        Market Price and Premium.    The Special Committee considered the recent and historical price and trading activity of RDOE's Class A shares. In particular, the Special Committee considered that the $6.01 per share Offer Price represents (1) a premium of 39.1% when compared to the closing sale price of $4.32 per share on December 16, 2002, the last full trading day before Mr. Offutt's proposal to acquire the shares was that evening announced to the public, (2) a premium of 35.4% when compared to $4.44, the average closing sale price per share for the 52 week period immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002, (3) a premium of 155.7% when compared to $2.35, the lowest closing sale price for the 52 weeks immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002, and (4) a premium of 37.8% when compared to $4.36, the 60 day average closing sale price immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002.

        Inquiries of Houlihan Lokey.    The Special Committee considered the results of inquiries conducted by Houlihan Lokey at the request of the Special Committee. The purpose of the inquiries was to contact seven selected entities to ensure they were aware of Mr. Offutt's initial offer and ascertain any interest of those parties in RDOE or, more specifically, in acquiring the public stockholders' Class A shares of RDOE. Houlihan Lokey selected seven entities that, based upon the judgment and experience of Houlihan Lokey and after consultation with the Special Committee, were considered potential acquirers of the public stockholders' Class A shares or RDOE. Houlihan Lokey did not receive any expressions of interest from these or any other companies.

        Fairness Opinions and Analyses.    The Special Committee considered the Fairness Opinions that based upon and subject to the assumptions and limitations described in the Fairness Opinions, the consideration to be received by the public stockholders of RDOE in connection with the Offer and the Merger is fair to them from a financial point of view. The Special Committee also considered Houlihan Lokey's analyses of the financial terms of the Offer and the valuation of RDOE provided at meetings of the Special Committee on February 25, 2003, March 7, 2003 and April 22, 2003. A summary of the Fairness Opinions and the factors considered in giving the Fairness Opinions is set forth in the section entitled "Opinions of Financial Advisor" of this Item 4 (the "Fairness Opinions Summary"). In reliance on the factors discussed in the Fairness Opinions Summary, the Special Committee did not consider RDOE's liquidation value and placed limited weight on RDOE's total net book value in its consideration of the Offer. Copies of the Fairness Opinions setting forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey are attached as Annex A to this Statement. Stockholders are urged to read the Fairness Opinions Summary and the Fairness Opinions carefully and in their entirety. In addition, the Fairness Opinions and reports prepared by Houlihan Lokey will be made available for inspection and copying at the principal offices of RDOE during its regular business hours by any interested equity security holder of RDOE or such equity security holder's representative who has been so designated in writing.

        Offer Price.    The Special Committee considered that, after negotiations, Mr. Offutt raised the Offer price to $6.01 per share from his initial proposal of $5.22 to $5.66 per share and said that the $6.01 price was his highest and best offer for the Class A shares.

        Transaction Structure.    The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Class A shares, followed by a merger, without a merger agreement. The Special Committee considered that the cash tender offer enabled the stockholders of RDOE the opportunity to obtain cash for all of their Class A shares at the earliest possible time, while RDO Tender still was obligated by the terms of the Offer to complete the Merger and pay the same consideration for shares received in the Merger as paid for shares tendered in the Offer.

        No Financing Condition.    The Special Committee considered that neither the Offer nor the Merger is subject to any financing condition.

        Possible Decline in Market Value.    The Special Committee considered the possible trading prices of RDOE's Class A shares if RDO Tender were to withdraw its Offer or if the Offer were rejected. The Special Committee concluded that the trading value of the Class A shares might decline from current levels as a result of the withdrawal or rejection of the Offer. The Special Committee also considered the possibility that if RDO Tender were to withdraw the Offer or if the Offer were rejected and RDOE remained a publicly-owned corporation, the prices that might be received by the holders of the shares in the open market or in a future transaction might be less than the per share price to be received by stockholders in connection with the Offer and the Merger.

        Special Committee Formation and Negotiation.    The Special Committee considered the fact that certain terms of the Offer and the transactions contemplated thereby were the product of the Special Committee's negotiations with Mr. Offutt. The Special Committee also considered the fact that none of its members were employed by or affiliated with RDOE or Mr. Offutt or his affiliates (except in their capacities as non-employee directors of RDOE), and none of its members has any material agreement or promise of a future benefit from RDOE or Mr. Offutt or his affiliates (other than benefits received as directors, including options, director compensation and indemnification described in Item 3 above).

        Individual Determination.    Although the Offer and the Merger are not structured to require approval by a formal stockholder vote of the majority of the RDOE stockholders that are not affiliated with RDO Tender, RDO Holdings, Mr. Offutt or Mr. or Mrs. Scott, RDOE's stockholders can determine independently and without influence whether to tender their Class A shares in the Offer and the Offer is subject to the 90% Condition and the Majority of the Minority Condition.

        Majority of the Minority Condition.    The Special Committee considered that the Majority of the Minority Condition is not waivable by RDO Tender. The Offer, therefore, will in all events be conditioned upon there being validly tendered and not withdrawn at least that number of Class A shares that represent a majority of the total outstanding Class A shares that are not owned by RDO Tender, RDO Holdings or their affiliates, the directors of RDOE who are not on the Special Committee and who probably would not be deemed independent of Mr. Offutt, or the executive officers of RDOE.

        Availability of Dissenters' Rights.    The Special Committee considered that dissenters' rights of appraisal will be available to RDOE's stockholders under Delaware General Corporation Law ("DGCL") in connection with the Merger.

        Independent Financial and Legal Advisors.    The Special Committee had the benefit of advice from an independent and experienced financial advisor who reviewed and evaluated the Offer and the Offer Price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

        Dependence on Deere & Company and Deere Termination Right.    The Special Committee considered RDOE's dependence on its relationship with Deere & Company ("Deere"). The Special Committee considered that RDOE believes its success depends, in significant part, on: (1) the overall success of Deere, (2) the availability and terms of floor plan financing and customer financing from Deere, (3) incentive and discount programs provided by Deere and its promotional and marketing efforts for its trademarks, (4) the goodwill associated with Deere trademarks, (5) the introduction of new and innovative products by Deere, (6) the manufacture and delivery of competitively-priced, high-quality equipment and parts by Deere in quantities sufficient to meet the requirements of RDOE's customers on a timely basis, and (7) the quality, consistency and management of the overall Deere dealership system. The Special Committee considered this dependence and RDOE's prospects in light of the fact that Deere has the right to terminate its relationship with RDOE if, among other reasons, Mr. Offutt ceases to own and control a minimum percentage of outstanding RDOE shares necessary to control corporate actions that require any stockholder vote. The Special Committee considered the effect that Deere's termination rights have on the value of RDOE and the viability of any alternative transaction.

        Impact of the Deere Relationship on RDOE's Potential to Grow.    The Special Committee considered the fact that Deere has the right, in its sole discretion, to withhold approval of RDOE engaging in discussions to acquire other Deere dealerships and/or opening new Deere dealerships. The Special Committee also considered the fact that Deere has informed RDOE that Deere restricts ownership concentration of Deere dealerships to 9.9% of the total market potential for Deere construction products in North America and that RDOE believes Deere's current restriction for consolidation by any one dealer of Deere's agricultural dealerships is 2% to 3% of Deere's market potential in North America. The Special Committee considered the effect that these restrictions have on RDOE's ability to grow through acquisitions or new store openings in the future.

        Poor Results in Product Line Expansion.    The Special Committee considered RDOE's relatively poor results in attempts to expand RDOE's offerings to other product lines, including Mack and Volvo truck dealerships and acquisitions in the materials handling business.

        Inventory Financing Requirements.    The Special Committee considered that RDOE's business requires the maintenance of substantial inventories and the potential effect on the availability of inventory financing, or lack thereof, on RDOE's ability to grow.

        Dependence on Services of Mr. Offutt.    The Special Committee considered that RDOE believes its success depends upon the continued services of Mr. Offutt.

        Increased Competition.    The Special Committee considered the fact that RDOE faces strong and increasing competition as the result of: (1) poor demand for construction equipment leading to increased competition among dealerships, including other Deere dealerships, (2) Deere's creation of Nortrax, Inc. in 1999 as an acquisition platform for Deere construction equipment dealerships, (3) recent growth in the equipment rental industry, and (4) an oversupply of rental equipment in the late 1990s resulting in an increased supply of used equipment in the market. The Special Committee considered the impact that increasing competition has on the price RDOE charges for equipment and the corresponding impact on RDOE's profit margins.

        Cyclical Nature of RDOE's Business.    The Special Committee considered that RDOE's business, and particularly the sale of new equipment and trucks, is dependent on a number of factors relating to general economic conditions worldwide and locally, including agricultural industry cycles, construction spending, federal, state and local government spending on highways and other construction projects, housing starts, interest rate fluctuations, fuel prices, economic recessions, customer business cycles, and customer confidence in the economy. The Special Committee considered the current and potential future impact of these factors on RDOE's operations, especially in light of pressure on farmers'

purchasing power as the result of free trade and increased, low price competition from farmers in countries such as Brazil and Argentina and the threat of lower government subsidies to U.S. farmers in times of budget constraints. The Special Committee also considered that the results of RDOE's operations have been and are expected to be affected by weather, and the effect all of these factors have on the value and business prospects of RDOE.

        Mr. Offutt's Unwillingness to Sell his Interest.    The Special Committee considered the fact that Mr. Offutt has stated that he is not interested in selling all or any portion of his ownership interest in RDOE to a third party or maintaining a controlling interest in RDOE with a new third party owning a minority interest.

        Business Prospects.    In addition to other factors discussed herein, the Special Committee considered RDOE's business, prospects, financial condition, results of operations and current business strategy and the challenges RDOE would face if it did not proceed with the proposed transaction contemplated by the Offer, including: (1) the lack of trading volume and analyst coverage for RDOE's shares; (2) RDOE's historical performance against its projections and its failure to meet its projections during the last several years; (3) RDOE's lack of access to equity capital to grow; and (4) the increasing costs associated with being a public company in light of recent corporate governance regulations and other factors.

        In addition to the above, the Special Committee considered the following factors that make the transaction less attractive to the stockholders of RDOE:

        Conditions to Transaction.    The Special Committee considered that RDO Tender's obligation to consummate the Offer and the Merger is subject to a number of broad conditions that must be waived or deemed satisfied prior to the expiration of the Offer at the discretion of RDO Tender (as set forth in the Offer to Purchase and "Item 2. Identity and Background of Filing Person"). If these conditions, including the 90% Condition, are not met or waived, then RDO Tender will not be obligated to complete the Offer.

        Potential Conflicts of Interest.    The Special Committee considered the interest of certain executive officers and directors of RDOE in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

        Lack of Merger Agreement.    The Special Committee considered that the lack of a merger agreement or similar agreement would prohibit RDOE from bringing suit for breach of contract against RDO Tender, RDO Holdings, Mr. Offutt or Mr. and Mrs. Scott in the event they were to fail to uphold any of their obligations described in the Offer. The Special Committee concluded that the lack of a merger agreement or similar agreement would not prevent it from recommending the Offer because, among other reasons, (1) if RDO Tender were to purchase shares in the Offer but then fail to consummate the Merger, stockholders (or a governmental entity) could bring suit for breach of the terms of the Offer, for incorrect or incomplete disclosure, or other similar claims; (2) RDOE is not subject to various restrictions and obligations often contained in a merger agreement or similar agreement such as, without limitation, a termination fee and "no shop" provisions; and (3) RDOE is not limited by any agreement from responding to and/or pursuing alternative offers if they arise.

        Future Prospects of RDOE.    The Special Committee also considered the fact that, assuming the Merger is completed, all holders of Class A shares (other than RDO Holdings, RDO Tender, Mr. Offutt and Mr. and Mrs. Scott) will not participate in the future growth of RDOE. Because of the risks and uncertainties associated with RDOE's future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable. The Special Committee concluded that obtaining a cash premium for the Class A shares upon completion of the Offer could be preferable to enabling the holders to have a speculative potential future return.

        No Competing Offers.    The Special Committee considered the fact that, despite negotiations between the Special Committee and Mr. Offutt, in light of the fact that Mr. Offutt stated he would not be interested in selling his interest in RDOE and the fact that there were no competing offers for the Class A shares, there can be no assurance that the price of the Offer is the highest price at which the transaction could have been consummated had there been competing offers.

        Taxable Transaction.    The Special Committee considered that the Offer could result in a taxable gain to RDOE's stockholders, including those who may otherwise have preferred to retain their shares to defer the occurrence of a taxable event.

        The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered by the Special Committee. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined that the Offer and the Merger are fair to the RDOE stockholders being asked to tender their shares and recommends that the RDOE stockholders tender their Class A shares in the Offer.

  Opinions of Financial Advisor

        The Special Committee retained Houlihan Lokey as its exclusive financial advisor in connection with the proposed tender offer by Mr. Offutt and to render an opinion as to whether the $6.01 per share cash consideration to be received by the RDOE stockholders (other than RDO Holdings, RDO Tender and their affiliates) in the Offer and the Merger was fair to such holders from a financial point of view. The Fairness Opinions were prepared to assist the Special Committee in evaluating the terms of the Offer. The Special Committee retained Houlihan Lokey based upon Houlihan Lokey's experience in the valuation of businesses and their securities in connection with going private transactions, recapitalizations and similar transactions. The Special Committee did not put any limitations on Houlihan Lokey or its investigations made or procedures followed in connection with its services or the rendering of the Fairness Opinions. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. Houlihan Lokey has no material prior relationship with RDOE or its affiliates. The Fairness Opinions are directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by the RDOE stockholders (other than RDO Holdings, RDO Tender and their affiliates) and are not intended to constitute and do not constitute a recommendation as to whether any such RDOE stockholder should tender their Class A shares in the Offer or as to any other matters relating to the Offer. RDOE stockholders are urged to read the Fairness Opinions carefully in their entirety.

        At the March 7, 2003 meeting of the Special Committee, Houlihan Lokey rendered the March 7 Fairness Opinion. At the April 22, 2003 meeting of the Special Committee, Houlihan Lokey rendered the April 22 Fairness Opinion. Both Fairness Opinions state that as of the relevant date, and based on and subject to the matters described in the Fairness Opinions, the $6.01 price per share to be received by the RDOE stockholders (other than RDO Holdings, RDO Tender and their affiliates) in the Offer and the Merger was fair to such holders from a financial point of view. The summary of the Fairness Opinions set forth below is qualified in its entirety by reference to the full text of the Fairness Opinions, which are attached as Annex A to this Schedule 14D-9 and are incorporated by reference herein. You are urged to read the Fairness Opinions in their entirety.

        RDOE has agreed to pay Houlihan Lokey a fee of $300,000 for its services, plus reasonable out-of-pocket expenses. No portion of Houlihan Lokey's fee was contingent upon the conclusions reached in the Fairness Opinions. Of this amount, $62,500 has been paid to date, and the remainder was due upon Houlihan Lokey rendering the March 7 Fairness Opinion. If the transaction is terminated prior to its consummation, then Houlihan Lokey's fee shall be mutually agreed upon by the Special Committee and Houlihan Lokey, but shall not be less than the greater of the fees earned to date or $62,500. RDOE has also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. RDOE has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, shareholders or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee.

        In arriving at the Fairness Opinions, among other things, Houlihan Lokey did the following:

  (1)
  met with certain members of the senior management of RDOE to discuss the operations, financial condition, future prospects, and projected operations and performance of RDOE;

  (2)
  inquired of and was advised directly by Mr. Offutt that he has no intention of selling his shares in RDOE or engaging in any alternative transaction;

  (3)
  visited the business offices of RDOE located in Fargo, North Dakota;

  (4)
  reviewed RDOE's SEC filings on Form 10-K for the fiscal year ended January 31, 2002, quarterly reports on Form 10-Q for the quarter and nine-month period ended October 31, 2002, and, in the case of the April 22 Fairness Opinion, Form 10-K for the fiscal year ended January 31, 2003, which RDOE's management identified at that time as being the most current financial statements then available;

  (5)
  in the case of the March 7 Fairness Opinion, reviewed internally prepared financial statements for the latest twelve months ended October 31, 2002 for each of RDOE's individual segments;

  (6)
  reviewed forecasts and projections prepared by RDOE's management with respect to RDOE, and its individual segments, for the fiscal years ended January 31, 2004 through 2007;

  (7)
  reviewed the historical market prices and trading volume for RDOE's publicly traded securities;

  (8)
  reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to RDOE;

  (9)
  conducted a search for potential buyers of the RDOE public stockholders' shares and discussed the identification of these parties with the Special Committee and RDOE management, including Mr. Offutt;

  (10)
  utilizing publicly available information regarding RDOE, contacted selected companies approved by the Special Committee to:

    (a)
    ensure they were aware of Mr. Offutt's proposal, and

    (b)
    ascertain any interest those companies may have in RDOE or the RDOE shares not owned by Mr. Offutt;

  (11)
  reviewed Mr. Offutt's letter to the Special Committee dated March 6, 2003 describing his proposal to effect a tender offer for the minority shares of RDOE and, in the case of the April 22 Fairness Opinion, reviewed drafts of the Schedule TO and the Offer to Purchase being filed by RDO Tender, RDO Holdings, Mr. Offutt and Mr. and Mrs. Scott and drafts of this Schedule 14D-9 and the Schedule 13E-3 being filed by RDOE; and

  (12)
  discussed with the Special Committee selected theoretical strategic alternatives that may or may not be readily available to the RDOE minority stockholders;

  (13)
  conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

        Houlihan Lokey used several methodologies to assess the fairness of the consideration to be received by the RDOE stockholders (other than RDO Holdings, RDO Tender and their affiliates) in connection with the Offer and the Merger. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing the Fairness Opinions in connection with the Offer. Houlihan Lokey utilized each of the following analyses based upon its view that each is appropriate and reflective of generally accepted valuation methodologies given RDOE's trading volume relative to total shares outstanding, the accessibility of comparable publicly traded companies, the availability of forecasts from management of RDOE, and the available information regarding similar transactions in the construction and agricultural equipment distribution industry. Each analysis provides an indication of RDOE's per share equity value in order to assess the fairness from a financial perspective of the consideration to be received by the RDOE stockholders (other than RDO Holdings, RDO Tender and their affiliates) in connection with the Offer and the Merger. No one methodology was considered to be more appropriate than any other methodology, and therefore Houlihan Lokey utilized all of the aforementioned methodologies in arriving at its conclusions. Houlihan Lokey selected a number of public companies that it considered comparable to RDOE to perform its analyses. Houlihan Lokey deemed the selected companies, all of which are engaged in the distribution and/or the manufacturing of construction and agricultural equipment, to be reasonably comparable to RDOE based on the industry in which RDOE operates and its principal competitors.

        Houlihan Lokey's analyses included the calculation and comparison of the following: (1) an analysis of RDOE's stock price as determined by the public market; (2) an analysis of RDOE's stock price as determined by Houlihan Lokey; and (3) an analysis of the premium being paid in the Offer and the Merger compared to other, similar transactions. Houlihan Lokey did not consider the liquidation value of RDOE, as the cost and time associated with a liquidation of RDOE's assets would result in a lower value indication than any other approach Houlihan Lokey considered.

        Houlihan Lokey performed the following analyses in order to determine the equity value per Class A share:

        Public Market Pricing and Premiums Paid in Other Going Private Transactions Analysis.    Houlihan Lokey reviewed the historical market prices and trading volume for RDOE's publicly held Class A shares and reviewed publicly available analyst reports, news articles, and press releases relating to RDOE. Houlihan Lokey analyzed RDOE's closing sale price for Class A shares as of December 16, 2002, the last trading date prior to Mr. Offutt's announcement, after the close of trading on such date, of his intention to consummate a tender offer for the Class A shares he did not hold. In addition, Houlihan Lokey reviewed RDOE's closing sale price for Class A shares on a 30-day and 60-day average basis as of December 16, 2002, with such pricing ranging from $4.18 to $4.36 per share. Houlihan Lokey also considered RDOE's 52 week high, 52 week low, and the average closing sale price over the 52 weeks prior to December 16, 2002, with such pricing ranging from $2.35 to $5.75 per share. Finally, Houlihan Lokey analyzed the premium paid in approximately 194 other recent going private transactions reviewed by it, which indicated a median premium of 37.5 percent above the public trading prices. Applying the median premium of 37.5 percent to RDOE's stock price (as measured by the aforementioned averages and spot prices), the resulting indications of value for RDOE's stock ranged from a low of $3.23 per share to a high of $7.91 per share, based on the 52 week low and 52 week high, respectively. Excluding the 52 week low, high, and average, and focusing on the recent trading averages, the resulting indications of value for RDOE's stock ranged from a low of $5.75 to a high of $6.00 per share.

        Market Multiple Methodology.    Houlihan Lokey reviewed certain financial information of publicly traded comparable companies engaged in the distribution and/or the manufacturing of construction and agricultural equipment selected solely by Houlihan Lokey. Houlihan Lokey deemed the selected companies to be reasonably comparable to RDOE based on the industry in which RDOE operates and its principal competitors. The comparable distribution companies included: Finning International Inc., Rush Enterprises, Inc., Wajax Limited, and Western Power & Equipment Corp. The comparable manufacturing companies included AGCO Corporation, Astec Industries, Inc., Caterpillar Inc., CNH Global N.V., Deere & Company, JLG Industries, Inc., Navistar International Corporation, PACCAR Inc., and Terex Corporation. Houlihan Lokey considered the distribution companies to be more comparable to RDOE than the manufacturing companies because RDOE's activities are principally in distribution. Houlihan Lokey calculated certain financial ratios of the comparable distribution and manufacturing companies based on the most recent publicly available information, including the multiples of:

  (1)
  "enterprise value" (that is, the equity value of the comparable company plus all interest-bearing debt) to latest twelve months ("LTM") revenues;

  (2)
  enterprise value to the most recent total assets (for the equipment distribution companies only);

  (3)
  equity value to the most recent tangible net book value (for the equipment distribution companies only);

  (4)
  enterprise value to projected next fiscal year ("NFY") earnings before interest, taxes, depreciation and amortization ("EBITDA"); and

  (5)
  enterprise value to projected next fiscal year (NFY) earnings before interest and taxes ("EBIT").

        In its analysis, Houlihan Lokey considered equity value to tangible net book value to be an important consideration, as both RDOE and other industry participants indicate that equity value to tangible net book value is a commonly used approach to pricing acquisitions. Houlihan Lokey also considered equity value to total net book value, but noted that applying this measure resulted in lower multiples for the comparable public companies and is not used as broadly by companies in the industry for pricing acquisitions.

        For the March 7 Fairness Opinion, the analysis showed that the multiples exhibited by the comparable distribution companies as of approximately March 6, 2003 were as follows:

	Enterprise Value/Revenue (LTM)	Enterprise Value/Total Assets	Equity Value/Tangible Book Value	Enterprise Value/ EBITA (NFY)	Enterprise Value/ EBIT (NFY)
Distribution Companies
Low	0.19	0.4	0.3	7.2	13.8
High	0.78	0.9	2.3	7.2	13.8
Median	0.39	0.8	1.1	7.2	13.8
Mean	0.44	0.7	1.3	7.2	13.8
Manufacturing Companies
Low	0.53	NA	NA	6.1	7.4
High	1.64	NA	NA	18.4	27.0
Median	0.73	NA	NA	10.9	15.1
Mean	0.90	NA	NA	11.1	15.8

        For the April 22 Fairness Opinion, the analysis showed that the multiples exhibited by the comparable distribution companies as of approximately April 21, 2003 were as follows:

	Enterprise Value/Revenue (LTM)	Enterprise Value/Total Assets	Equity Value/Tangible Book Value	Enterprise Value/ EBITA (NFY)	Enterprise Value/ EBIT (NFY)
Distribution Companies
Low	0.17	0.4	0.3	8.2	17.6
High	0.83	0.9	2.7	8.2	17.6
Median	0.37	0.8	1.4	8.2	17.6
Mean	0.43	0.7	1.5	8.2	17.6
Manufacturing Companies
Low	0.54	NA	NA	6.1	7.4
High	1.76	NA	NA	19.3	28.2
Median	0.78	NA	NA	14.0	17.0
Mean	1.00	NA	NA	12.5	17.9

        Because of the volatility associated with RDOE's recent results, which have been impacted by RDOE selling assets and discontinuing certain businesses, Houlihan Lokey determined that future financial projections prepared by RDOE's management, as opposed to the RDOE LTM results, more accurately represented the income and cash flow generating capabilities of RDOE. As such, Houlihan Lokey derived indications of the enterprise value of RDOE by applying selected EBITDA and EBIT multiples to RDOE's expected operating results for the next fiscal year ending January 31, 2004, and by applying selected revenue and total assets multiples to RDOE's revenues for the twelve months ended October 31, 2002 (for the March 7 Fairness Opinion) and the fiscal year ended January 31, 2003 (for the April 22 Fairness Opinion), and total assets as of October 31, 2002 (for the March 7 Fairness Opinion) and January 31, 2003 (for the April 22 Fairness Opinion). Houlihan Lokey also derived indications of the enterprise value of RDOE by applying selected tangible book value multiples to RDOE's tangible book value as of October 31, 2002 (for the March 7 Fairness Opinion) and January 31, 2003 (for the April 22 Fairness Opinion), resulting in an indication of the equity value of RDOE, and then added RDOE's debt to arrive at an indication of enterprise value for RDOE.

        Houlihan Lokey also considered that the multiples exhibited by the comparable companies reflect marketable minority ownership, but not prices for change of control transactions. Accordingly, Houlihan Lokey applied a 15% premium to the resulting equity indication to arrive at a controlling enterprise value for RDOE, given that the RDOE stockholders, by accepting the Offer, are giving up the potential to benefit from a controlling interest transaction in the future.

        For the March 7 Fairness Opinion, the resulting indications of the enterprise value of the operations of RDOE ranged from approximately $159.0 million to $183.0 million. To arrive at an indicated per share value, certain adjustments were made, including adding RDOE's cash and cash equivalents, adding the value of RDOE's non-operating real estate assets, subtracting contingent liabilities (including obligations relating to the repurchase of certain equipment, recourse on loans and leases sold to CitiCapital, and recourse on factored trade receivables), and subtracting RDOE's debt obligations. The resulting indicated range of value from the market multiple methodology was $5.47 to $7.36 per share as of March 6, 2003.

        For the April 22 Fairness Opinion, the resulting indications of the enterprise value of the operations of RDOE ranged from approximately $158.0 million to $181.0 million as of April 21, 2003. To arrive at an indicated per share value, certain adjustments were made, including adding RDOE's cash and cash equivalents, adding the value of RDOE's non-operating real estate assets, subtracting contingent liabilities (including obligations relating to the repurchase of certain equipment, recourse on loans and leases sold to CitiCapital, and recourse on factored trade receivables), and subtracting

RDOE's debt obligations. The resulting indicated range of value from the market multiple methodology was $5.48 to $7.30 per share as of April 21, 2003.

        The value indications for the Market Multiple Methodology arrived at in the March 7 Fairness Opinion and the April 22 Fairness Opinion differ primarily due to the following factors: revenue for the fiscal year ended January 31, 2003 was less than revenue for the latest twelve months ended October 31, 2002 and total assets as of January 31, 2003 were less than total assets as of October 31, 2002.

        Discounted Cash Flow Methodology.    Houlihan Lokey utilized certain financial projections prepared by RDOE's management with respect to fiscal years 2004 through 2007. Houlihan Lokey determined RDOE's enterprise value by first deriving adjusted free cash flow (by adjusting for capital expenditures as well as working capital requirements and any taxes) and discounting free cash flow to the present. Houlihan Lokey applied risk-adjusted discount rates ranging from 6.5 percent to 8.5 percent to the projected adjusted free cash flow. To determine the value of RDOE at the end of the projection period, Houlihan Lokey normalized the free cash flow in the last year of the projection period to reflect equal levels of capital spending and depreciation, and then applied the "Gordon Growth" perpetuity model, which calls for calculating a terminal value based upon a formula of free cash flow × (1 + growth rate) / (discount rate - long-term growth rate). Houlihan Lokey used long-term growth rates of 2.0 percent to 4.0 percent in the calculation of the terminal value. This terminal value is discounted to the present. The summation of the present value of the free cash flows for fiscal years 2004 through 2007 plus the present value of the terminal value as calculated by the Gordon Growth model resulted in an enterprise value range of $134 million to $205 million as of March 6, 2003 and an enterprise value range of $120 million to $191 million as of April 21, 2003. The discount rate used in the discounted cash flow analysis was calculated based on RDOE's weighted average cost of capital, which represents the blended, after-tax costs of debt and equity. The range of growth rates used in the calculation of the terminal value was based on the long-term U.S. gross domestic product growth rate of approximately 3.0 percent. Houlihan Lokey focused on the range of enterprise value exhibited by discount rates in the middle of the selected range, or 7.0 percent to 8.0 percent, and long-term growth rates in the middle of the selected range, or 2.5 percent to 3.5 percent, which resulted in an enterprise value range of $147 million to $168 million as of March 6, 2003 and an enterprise value range of $132 million to $166 million as of April 21, 2003. To arrive at an indicated per share value, certain adjustments were made, including adding RDOE's cash and cash equivalents, adding the value of RDOE's non-operating real estate assets, subtracting contingent liabilities (including obligations relating to the repurchase of certain equipment, recourse on loans and leases sold to CitiCapital, and recourse on factored trade receivables), and subtracting RDOE's debt obligations. The resulting indicated range of value from the discounted cash flow methodology was $4.62 to $7.30 per share as of March 6, 2003 and $3.51 to $6.11 per share as of April 21, 2003.

        The value indications for the Discounted Cash Flow Methodology arrived at in the March 7 Fairness Opinion and the April 22 Fairness Opinion differ primarily because actual working capital levels at January 31, 2003 (used in the April 22 Fairness Opinion) were less than the levels forecasted by management for January 31, 2003 (used in the March 7 Fairness Opinion).

        Comparable Transaction Methodology.    Houlihan Lokey reviewed the multiples exhibited and control premiums paid in certain change of control acquisitions of selected publicly traded construction and/or farm equipment distribution companies that Houlihan Lokey deemed relevant based upon standard industrial classification codes 3523 (Manufacturing of Farm Machinery and Equipment), 3531 (Manufacturing of Construction Machinery and Equipment), 3537 (Manufacturing of Industrial Trucks, Tractors, Trailers and Stackers), 3711 (Manufacturing of Motor Vehicles and Passenger Car Bodies), 5012 (Wholesale Distribution of Automobiles and Other Motor Vehicles) and 5082 (Wholesale Distribution of Construction and Mining (Except Petroleum) Machinery and Equipment). Houlihan Lokey noted that though there were in excess of 20 transactions involving manufacturers or distributors of construction and agricultural equipment, most of the transactions involved entities outside of the United States, and little information was available regarding the total price paid including debt, or enterprise value, as a multiple of revenue, EBITDA, or the price paid for the equity as a multiple of book value. When information was available, the analysis showed that the multiples exhibited in the change of control transactions were as follows: (1) enterprise value to LTM revenue multiples exhibited mean and median multiples of 0.44x and 0.36x, respectively; (2) enterprise value to LTM EBITDA exhibited mean and median multiples of 6.6x; and (3) market value to book value multiples exhibited mean and median multiples of 0.88x. Based upon these multiples, Houlihan Lokey derived indications of the enterprise value of RDOE by applying revenue and EBITDA multiples to RDOE's revenues and EBITDA for the twelve months ended October 31, 2002 (for the March 7 Fairness Opinion) and for the fiscal year ended January 31, 2003 (for the April 22 Fairness Opinion). Houlihan Lokey also derived indications of the enterprise value of RDOE by applying selected tangible book value multiples to RDOE's tangible book value as of October 31, 2002 (for the March 7 Fairness Opinion) and January 31, 2003 (for the April 22 Fairness Opinion), resulting in an indication of the equity value of RDOE, and then added RDOE's debt to arrive at an indication of enterprise value for RDOE. Based on the above comparable transaction analyses, the resulting indications of the enterprise value of the operations of RDOE ranged from approximately $144.0 million to $149.0 million as of March 6, 2003 and approximately $144.0 million to $150.0 million as of April 21, 2003.

        The indications of the enterprise value of the operations of RDOE for the Comparable Transaction Methodology arrived at in the March 7 Fairness Opinion and the April 22 Fairness Opinion differ primarily because RDOE's debt level as of January 31, 2003 was higher than its debt level as of October 31, 2002.

        To arrive at an indicated per share value, certain adjustments were made, including adding RDOE's cash and cash equivalents, adding the value of RDOE's non-operating real estate assets, subtracting contingent liabilities (including obligations relating to the repurchase of certain equipment recourse on loans and leases sold to CitiCapital, and recourse on factored trade receivables), and subtracting RDOE's debt obligations. The resulting range of value from the Comparable Transaction Methodology was $4.21 to $4.68 per share as of March 6, 2003 and $4.38 to $4.85 per share as of April 21, 2003. The difference in share price range is primarily due to RDOE's higher cash balance as of January 31, 2003 compared to October 31, 2002.

        In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis described above was directly comparable to RDOE. Accordingly, Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue, EBITDA and book value paid for companies in the equipment distribution industry. Houlihan Lokey noted that the multiples indicated by the $6.01 Offer Price are within the ranges found for the exhibited comparable transactions.

        Determination of Equity Value.    Houlihan Lokey determined the enterprise value of the operations of RDOE as of March 6, 2003 based on (1) the market multiple approach, (2) the comparable transaction approach, and (3) the discounted cash flow approach. These valuation indications are summarized as follows:

Methodology	Low Indication of Enterprise Value	High Indication of Enterprise Value
Market Multiple Approach	$159 million	$183 million
Comparable Transaction Approach	$143 million	$149 million
Discounted Cash Flow Approach	$148 million	$182 million

Based upon the aforementioned analyses, Houlihan Lokey selected a range of RDOE's enterprise value of $150 million to $171 million as of March 6, 2003.

        Houlihan Lokey then made certain adjustments to the range of selected enterprise value to determine RDOE's equity value. Such adjustments included adding RDOE's cash and cash equivalents ($0.033 million), adding the value of RDOE's non-operating real estate assets ($0.563 million), subtracting contingent liabilities (including obligations relating to the repurchase of certain equipment, recourse on loans and leases sold to CitiCapital, and recourse on factored trade receivables totaling $5.504 million), and subtracting RDOE's debt of $84.616 million. These adjustments result in a range of equity value for RDOE of $60.384 million to $81.381 million, or $4.75 to $6.41 per share for the purposes of the March 7 Fairness Opinion.

        Houlihan Lokey determined the enterprise value of the operations of RDOE as of April 21, 2003 based on (1) the market multiple approach, (2) the comparable transaction approach, and (3) the discounted cash flow approach. These valuation indications are summarized as follows:

As of April 21, 2003
Methodology	Low Indication of Enterprise Value	High Indication of Enterprise Value
Market Multiple Approach	$158 million	$181 million
Comparable Transaction Approach	$144 million	$150 million
Discounted Cash Flow Approach	$133 million	$166 million

        Based upon the aforementioned analyses, Houlihan Lokey selected a range of RDOE's enterprise value of $142 million to $163 million as of April 21, 2003.

        Houlihan Lokey then made certain adjustments to the range of selected enterprise value to determine RDOE's equity value. Such adjustments included adding RDOE's cash and cash equivalents ($1.497 million), adding the value of RDOE's non-operating real estate assets ($0.563 million), subtracting contingent liabilities (including obligations relating to the repurchase of certain equipment, recourse on loans and leases sold to CitiCapital, and recourse on factored trade receivables totaling $5.277 million), and subtracting RDOE's debt of $85.240 million. These adjustments result in a range of equity value for RDOE of $56.760 million to $77.760 million, or $4.48 to $6.13 per share for the purposes of the April 22 Fairness Opinion.

        Houlihan Lokey also noted that the Offer Price of $6.01 for each Class A share in the Offer and the Merger represents (a) a premium of 39.1 percent over the closing price as of December 16, 2002 for RDOE common stock, and (b) a premium of approximately 43.7 percent and 37.8 percent over the average closing prices over the 30 trading days and 60 trading days, respectively, prior to December 16, 2002, the last trading day prior to the date of Mr. Offutt's announcement of his intention to consummate the tender offer. Houlihan Lokey noted that the control premium implied by the $6.01 per share consideration provided for in the Offer and the Merger is within the range of control premiums paid in comparable transactions.

        Determination of Fairness.    After determining the equity value of RDOE, and after consideration of multiples and premiums paid in comparable transactions, Houlihan Lokey noted that the consideration of $6.01 per share as provided for in the Offer and the Merger is within the range of the indications of value that are the result of Houlihan Lokey's analyses. Accordingly, Houlihan Lokey determined that as of March 7, 2003 and April 22, 2003 the consideration to be received by the public stockholders of RDOE (other than RDO Holdings, RDO Tender and their affiliates) in connection with the Offer and the Merger is fair to them from a financial point of view.

        As a matter of course, RDOE does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan Lokey considered financial projections. These financial projections were prepared by the management of RDOE and are summarized in the Offer to Purchase. The financial projections were prepared under market conditions as they existed as of approximately January 13, 2003 and management did not and does not intend to provide Houlihan

Lokey with any updated or revised financial projections in connection with the Offer. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of RDOE, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections should not be relied upon as necessarily indicative of RDOE's future results.

        In arriving at the Fairness Opinions, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates, general stock market performance and growth in the U.S. Gross Domestic Product. Houlihan Lokey's March 7 Fairness Opinion was based on the business, economic, market and other conditions as they existed as of March 6, 2003, and on the financial projections of RDOE provided to Houlihan Lokey. Houlihan Lokey's April 22 Fairness Opinion was based on the business, economic, market and other conditions as they existed as of April 21, 2003, and on the financial projections of RDOE provided to Houlihan Lokey. In rendering the Fairness Opinions, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of RDOE, including the financial projections. Houlihan Lokey further assumed such information to be reasonably prepared and to reflect the best currently available estimates of the financial results and condition of RDOE; that no material changes have occurred in the information reviewed between the date the information was provided and the date of the applicable Fairness Opinion; and that there were no facts or information regarding RDOE that would cause the information supplied by Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to RDOE and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of RDOE.

        Houlihan Lokey was not asked to opine and does not express any opinion as to: (1) the tax or legal consequences of the Offer and the Merger; (2) the realizable value of RDOE's stock or the prices at which RDOE's stock may trade; and (3) the fairness of any aspect of the Offer and the Merger not expressly addressed in the Fairness Opinions.

        The Fairness Opinions do not address Mr. Offutt's underlying business decision to effect the Offer or the Special Committee's underlying business decision to recommend that RDOE stockholders accept the Offer, nor does it constitute a recommendation to any stockholder as to whether they should tender their shares. Furthermore, Houlihan Lokey did not negotiate any portion of the Offer.

        The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at the Fairness Opinions. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinions, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in the Fairness Opinions. In its analyses, Houlihan Lokey made numerous assumptions with respect to RDOE, the Offer and the Merger, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of RDOE are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

  Intent to Tender

        After reasonable inquiry and to the knowledge of RDOE, RDOE's executive officers and directors intend to validly tender in the Offer and not withdraw all of the Class A shares that are held of record or beneficially owned by them.

ITEM 5. Person/Assets, Retained, Employed, Compensated or Used.

        Norman Jones receives $2,000 per meeting for his service as Chairman of the Special Committee. All other Special Committee members receive $1,000 per meeting. In addition, RDOE has agreed to reimburse each member of the Special Committee for all out-of-pocket expenses incurred in connection with his service on the Special Committee.

        RDOE has agreed to pay Houlihan Lokey a fee of $300,000 for its services. No portion of Houlihan Lokey's fee is contingent upon the conclusions reached in the Fairness Opinions. Of this amount, $62,500 has been paid to date, and the remainder was due upon Houlihan Lokey rendering the March 7 Fairness Opinion. If the transaction is terminated prior to its consummation, then Houlihan Lokey's fee shall be mutually agreed upon by the Special Committee and Houlihan Lokey, but shall not be less than the greater of the fees earned to date or $62,500. RDOE has also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. RDOE has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, shareholder or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee.

        The Special Committee has retained Fredrikson & Byron, P.A. to act as legal advisor to the Special Committee in connection with the Offer.

        Except as disclosed herein, neither RDOE nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to RDOE stockholders on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of RDOE, for which services no additional compensation will be paid.

ITEM 6. Interests in Securities of the Subject Company.

        No transaction in shares of RDOE's Class A shares has been effected during the past 60 days by RDOE or, to the knowledge of RDOE, by any executive officer, director, affiliate or subsidiary of RDOE.

ITEM 7. Purposes of the Transaction and Plans or Proposals

        In connection with the Offer RDOE through the Special Committee engaged in the negotiations discussed in "Item 4. Background of the Offer." Except as described herein or in the Offer to Purchase, no negotiations are being undertaken or underway by RDOE in response to the Offer which relate to, or would result in: (1) a tender offer or other acquisition of RDOE's securities by RDOE, any subsidiary of RDOE or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving RDOE or any subsidiary of RDOE, (3) any purchase, sale or transfer of a material amount of assets of RDOE or any subsidiary of RDOE, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of RDOE.

ITEM 8. Additional Information.

        Litigation.    On March 31, 2003, a stockholder of RDOE filed a complaint in the Delaware Court of Chancery purporting to commence a class action lawsuit on behalf of the public stockholders of

RDOE against RDOE, Mr. Offutt and each of the individual directors of RDOE. The complaint was encaptioned as SRZ Trading, LLC v. RDO Equipment Co., et al (C.A. No. 20214-NC). In general, the complaint alleges, among other things: (1) breaches of fiduciary duty to the RDOE stockholders in connection with the Offer and the Merger; (2) inadequate disclosure to minority stockholders of RDOE; and (3) that the consideration offered is inadequate. Among other remedies, the complaint seeks to enjoin the Offer and the Merger or, alternatively, damages in an unspecified amount and rescission in the event the Offer and the Merger occur. RDOE and its directors filed their answer on April 21, 2003 denying the allegations made in the complaint. The defendants believe the complaint is without merit and intend to vigorously defend their position.

        RDOE Share Purchases.    The following summarizes RDOE's purchases of its Class A shares over the past two years, on a quarterly basis:

  Third Quarter, Fiscal Year 2002:
  Total Shares Purchased: 3,400
  Range of Price: $2.60 to $2.65
  Average Purchase Price: $2.675

  Fourth Quarter, Fiscal Year 2002:
  Total Shares Purchased: 144,600
  Range of Price: $2.40 to $3.65
  Average Purchase Price: $2.884

  First Quarter, Fiscal Year 2003:
  Total Shares Purchased: 57,500
  Range of Price: $3.875 to $4.70
  Average Purchase Price: $4.342

  Second Quarter, Fiscal Year 2003:
  Total Shares Purchased: 310,700
  Range of Price: $4.20 to $5.99
  Average Purchase Price: $4.450

  Third Quarter, Fiscal Year 2003:
  Total Shares Purchased: 32,800
  Range of Price: $3.90 to $5.20
  Average Purchase Price: $4.998

  Fourth Quarter, Fiscal Year 2003:
  Total Shares Purchased: 2,200
  Range of Price: $4.00 to 4.38
  Average Purchase Price: $4.198

RDOE has not purchased any of its stock since the fourth quarter of its 2003 fiscal year.

ITEM 9. Exhibits.

        The following Exhibits are filed herewith:

Exhibit	Description
99.(a)(i)	Offer to Purchase dated April 28, 2003 (incorporated by reference to Exhibit 99.(a)(1)(i) to Schedule TO)
99.(a)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(ii) to Schedule TO)
99.(a)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.(a)(1)(iii) to Schedule TO)
99.(a)(iv)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(iv) to Schedule TO)
99.(a)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(v) to Schedule TO)
99.(a)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit 99.(a)(1)(vi) to Schedule TO)
99.(a)(vii)	Letter to Stockholders of RDO Equipment Co. (filed herewith electronically)
99.(a)(viii)	Press Release issued by RDOE on December 16, 2003 (previously filed on Schedule 14D-9C)
99.(a)(ix)	Press Release issued by RDOE on January 22, 2003 (previously filed on Schedule 14D-9C)
99.(a)(x)	Press Release issued by RDOE on March 7, 2003 (previously filed on Schedule 14D-9C)
99.(a)(xi)	Press Release issued by RDOE on April 8, 2003 (previously filed on Schedule 14D-9C)
99.(a)(xii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2003 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(xiii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated April 22, 2003 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(xiv)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of February 25, 2003 (filed herewith electronically)
99.(a)(xv)	Amended Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (filed herewith electronically)
99.(a)(xvi)	Supplemental Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (filed herewith electronically)
99.(a)(xvii)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99.(a)(5)(i) to Schedule TO)
99.(a)(xviii)	RDOE's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 23, 2003 (incorporated herein by reference)

99.(a)(xix)
Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 21, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99.(a)(5)(ii) to the Schedule TO)
99.(a)(xx)	Press Release issued by RDOE on April 28, 2003 (filed electronically herewith)
99.(e)(i)	RDO Equipment Co. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-12641))
99.(e)(ii)
Form of Agreement regarding Incentive Stock Option (incorporated by reference to Exhibit 10.4 to the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
99.(e)(iii)
Form of Agreement regarding Non-Statutory Stock Option (incorporated by reference to Exhibit 10.5 to the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
99.(e)(iv)
Form Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. Indemnification Agreement and Guarantee by Ronald D. Offutt (incorporated by reference to Exhibit 10.18 of RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641))
99.(g)	None

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RDO EQUIPMENT CO.
/s/ THOMAS K. ESPEL (Signature) Thomas K. Espel, Treasurer (Name and Title) April 28, 2003 (Date)

ANNEX A
FAIRNESS OPINIONS OF HOULIHAN LOKEY

March 7, 2003

The Special Committee of the Board of Directors
RDO Equipment Co.
2829 South University Drive
Fargo, ND 58108

Dear Members of the Special Committee:

        We understand that Ronald D. Offutt ("Offutt") beneficially owns 8,125,884 shares of the Class A common stock of RDO Equipment Co. ("RDO" or the "Company") (including 7,450,492 shares of Class B common stock convertible into Class A common stock), or approximately 63.5% of the outstanding shares of the Company. We further understand that Offutt has offered to purchase the Company's Class A common shares that he does not currently own or control for $6.01 per share. Specifically, we understand that Offutt would effectuate his acquisition of such shares by commencing a formal tender offer (made by a newly formed acquisition entity, RDO Tender Co.). Moreover, Offutt has conditioned his proposal to acquire Class A common shares upon there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of Class A shares (i) that would, when aggregated with the shares owned by Offutt and certain of his family members and assuming conversion of his Class B shares into Class A shares, represent at least 90% of all Class A shares then outstanding (the "90% Condition") and (ii) that represent at least a majority of the total number of Class A shares outstanding on the date shares are accepted for payment that are not owned by Offutt, certain of his family members, RDO Tender Co. and the executive officers of the Company (the "Majority of the Minority Condition"). Though Offutt has retained the right to waive the 90% Condition, he does not have the right to waive the Majority of the Minority Condition. We further understand that upon completion of the tender offer, RDO Tender Co. would effect a merger with and into the Company. In this merger, any RDO stockholders who did not tender their stock would receive the same $6.01 purchase price paid in the tender offer, except those stockholders who elected to exercise their appraisal rights. RDO Tender Co.'s tender for the Company's Class A common stock not owned or controlled by Offutt, the resulting merger of RDO Tender Co. into the Company, and the associated payment of $6.01 per Class A share in connection with either the aforementioned tender or merger are, together with all related transactions, referred to collectively herein as the "Transaction."

        We understand from you that the Company's Board of Directors has formed a committee consisting of non-management directors (the "Special Committee") to consider matters relating to the Transaction. The Special Committee engaged us as its exclusive financial advisor on or about January 21, 2003.

        You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address Offutt's nor the Special Committee's underlying business decision to effect or support the Transaction.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects, and projected operations and performance of the Company;

  2.
  been advised directly by Offutt that he has no intention of selling his shares in the Company or engaging in any alternative to the Transaction;

  3.
  visited the business offices of the Company located in Fargo, North Dakota;

  4.
  reviewed the Company's SEC filings on Form 10-K for the fiscal year ended January 31, 2002 and quarterly reports on Form 10-Q for the quarter and nine-month period ended October 31, 2002, which the Company's management has identified as being the most current financial statements available;

  5.
  reviewed internally prepared financial statements for the latest twelve months ended October 31, 2002 for each of RDO's individual segments;

  6.
  reviewed forecasts and projections prepared by the Company's management with respect to the Company, and its individual segments, for the fiscal years ended January 31, 2004 through 2007;

  7.
  reviewed the historical market prices and trading volume for the Company's publicly traded securities;

  8.
  reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company;

  9.
  conducted a search for potential buyers of the minority shares and discussed the identification of these parties with the Special Committee and RDO management, including Offutt;

  10.
  utilizing publicly available information regarding RDO, contacted selected companies approved by the Special Committee to:

    a.
    ensure they were aware of Offutt's proposal and

    b.
    ascertain any interest those companies may have in RDO or the RDO shares not owned by Offutt;

  11.
  reviewed Offutt's letter to the Special Committee dated March 6, 2003 describing his proposal to effect a tender offer for the minority shares; and

  12.
  discussed with the Special Committee selected possible strategic alternatives that may or may not be readily available to the minority shareholders; and

  13.
  conducted such other studies, analyses and inquiries as we have deemed appropriate.

        We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

April 22, 2003

The Special Committee of the Board of Directors
RDO Equipment Co.
2829 South University Drive
Fargo, ND 58108

Dear Members of the Special Committee:

        We understand that Ronald D. Offutt ("Offutt") and Betty Lou and Larry Scott currently beneficially own 8,439,445 shares of the Class A common stock of RDO Equipment Co. ("RDOE" or the "Company") (including Class A shares issuable upon exercise of vested options and issuable upon conversion of 7,450,492 Class B shares), representing approximately 65.9% of the outstanding Class A shares of the Company as of March 31, 2003. We further understand that RDO Tender Co. (a newly formed acquisition entity and a wholly owned subsidiary of RDO Holdings Co.) is offering to purchase at a purchase price of $6.01 per share, net to seller in cash, less any withholding taxes and without payment of interest, all outstanding RDOE Class A shares that are not owned by RDO Tender Co., RDO Holdings Co. or their affiliates, through a formal tender offer on the terms and subject to the conditions set forth in the draft Offer to Purchase dated April 28, 2003 and in the related draft Letter of Transmittal (the "Offer"). Moreover, the Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of Class A shares (1) that would, when aggregated with the Class A shares owned directly or indirectly by RDO Holdings Co. (after Mr. Offutt and Mr. and Mrs. Scott transfer all of their outstanding Class A shares and, in the case of Mr. Offutt, all of his Class B shares, to RDO Holdings Co.), represent at least 90% of all Class A shares then outstanding (the "90% Condition") and (2) that represent at least a majority of the total number of Class A shares outstanding on the date shares are accepted for payment that are not owned by RDO Tender Co., RDO Holdings Co. or their affiliates, the directors of RDOE who are not on the Special Committee and who probably would not be deemed independent of Mr. Offutt, or the executive officers of RDOE (the "Majority of the Minority Condition"). Although the 90% Condition may be waived by RDO Tender Co., the Majority of the Minority Condition may not. We further understand that if, upon completion of the tender offer, RDO Tender Co. owns at least 90% of the outstanding RDOE Class A shares, RDO Tender Co. would effect a merger with and into the Company. In this merger, any RDOE stockholders who did not tender their stock would receive the same $6.01 purchase price paid in the tender offer, except those stockholders who elected to exercise their appraisal rights. RDO Tender Co.'s tender for the Company's Class A common stock not owned or controlled, directly or indirectly, by RDO Holdings Co., RDO Tender Co. or their affiliates, the resulting merger of RDO Tender Co. into the Company, and the associated payment of $6.01 per Class A share in connection with either the aforementioned tender or merger are, together with all related transactions, referred to collectively herein as the "Transaction."

        We understand from you that the Company's Board of Directors has formed a committee consisting of non-management directors (the "Special Committee") to consider matters relating to the Transaction. The Special Committee engaged us as its exclusive financial advisor on or about January 21, 2003.

        You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address Offutt's nor the Special Committee's underlying business decision to effect or support the Transaction.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects, and projected operations and performance of the Company;

  2.
  been advised directly by Offutt that he has no intention of selling his shares in the Company or engaging in any alternative to the Transaction;

  3.
  visited the business offices of the Company located in Fargo, North Dakota;

  4.
  reviewed the Company's SEC filings on Form 10-K for the fiscal year ended January 31, 2002 and quarterly reports on Form 10-Q for the quarter and nine-month period ended October 31, 2002, and Form 10-K for the fiscal year ended January 31, 2003, which the Company's management has identified as being the most current financial statements available;

  5.
  reviewed forecasts and projections prepared by the Company's management with respect to the Company, and its individual segments, for the fiscal years ended January 31, 2004 through 2007;

  6.
  reviewed the historical market prices and trading volume for the Company's publicly traded securities;

  7.
  reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company;

  8.
  conducted a search for potential buyers of the minority shares and discussed the identification of these parties with the Special Committee and RDOE management, including Offutt;

  9.
  utilizing publicly available information regarding RDOE, contacted selected companies approved by the Special Committee to:

    a.
    ensure they were aware of Offutt's proposal and

    b.
    ascertain any interest those companies may have in RDOE or the RDOE shares not owned by Offutt;

  10.
  reviewed Offutt's letter to the Special Committee dated March 6, 2003 describing his proposal to effect a tender offer for the minority shares; a draft Offer to Purchase for Cash All Outstanding Shares of Class A Common Stock of RDO Equipment Co. at $6.01 net per share by RDO Tender Co., a Wholly Owned Subsidiary of RDO Holdings Co.; a draft Schedule TO; a draft Schedule 14D-9; and a draft Schedule 13E-3 Transaction Statement;

  11.
  discussed with the Special Committee selected possible strategic alternatives that may or may not be readily available to the minority shareholders; and

  12.
  conducted such other studies, analyses and inquiries as we have deemed appropriate.

        We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the

Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

EXHIBIT INDEX

Exhibit	Description
99.(a)(i)	Offer to Purchase dated April 28, 2003 (incorporated by reference to Exhibit 99.(a)(1)(i) to Schedule TO)
99.(a)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(ii) to Schedule TO)
99.(a)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.(a)(1)(iii) to Schedule TO)
99.(a)(iv)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(iv) to Schedule TO)
99.(a)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(v) to Schedule TO)
99.(a)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit 99.(a)(1)(vi) to Schedule TO)
99.(a)(vii)	Letter to Stockholders of RDO Equipment Co. (filed herewith electronically)
99.(a)(viii)	Press Release issued by RDOE on December 16, 2003 (previously filed on Schedule 14D-9C)
99.(a)(ix)	Press Release issued by RDOE on January 22, 2003 (previously filed on Schedule 14D-9C)
99.(a)(x)	Press Release issued by RDOE on March 7, 2003 (previously filed on Schedule 14D-9C)
99.(a)(xi)	Press Release issued by RDOE on April 8, 2003 (previously filed on Schedule 14D-9C)
99.(a)(xii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2003 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(xiii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated April 22, 2003 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(xiv)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of February 25, 2003 (filed herewith electronically)
99.(a)(xv)	Amended Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (filed herewith electronically)
99.(a)(xvi)	Supplemental Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (filed herewith electronically)
99.(a)(xvii)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99.(a)(5)(i) to Schedule TO)
99.(a)(xviii)	RDOE's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 23, 2003 (incorporated herein by reference)

99.(a)(xix)
Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 21, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99.(a)(5)(ii) to the Schedule TO)
99.(a)(xx)	Press Release issued by RDOE on April 28, 2003 (filed electronically herewith)
99.(e)(i)	RDO Equipment Co. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-12641))
99.(e)(ii)
Form of Agreement regarding Incentive Stock Option (incorporated by reference to Exhibit 10.4 to the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
99.(e)(iii)
Form of Agreement regarding Non-Statutory Stock Option (incorporated by reference to Exhibit 10.5 to the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
99.(e)(iv)
Form Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. Indemnification Agreement and Guarantee by Ronald D. Offutt (incorporated by reference to Exhibit 10.18 of RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641))
99.(g)	None

QuickLinks

  ITEM 1. Subject Company Information.
  ITEM 2. Identity and Background of Filing Person.
  ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 4. The Solicitation or Recommendation.
  ITEM 5. Person/Assets, Retained, Employed, Compensated or Used.
  ITEM 6. Interests in Securities of the Subject Company.
  ITEM 7. Purposes of the Transaction and Plans or Proposals
  ITEM 8. Additional Information.
  ITEM 9. Exhibits.
SIGNATURE
ANNEX A FAIRNESS OPINIONS OF HOULIHAN LOKEY